UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. __)*

 Wachovia Preferred Funding Corp.

(Name of Issuer)

 7.25% Non-cumulative Exchangeable Perpetual Series A Preferred Securities

(Title of Class of Securities)

   92977V 20 6

(CUSIP number)

 November 25, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92977V 20 6

1 Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Wachovia Corporation                                      56-0898180

2 Check the appropriate box if a Member of a Group (See Instructions)

(a)  ( )
(b)  ( )

3 SEC Use Only

4 Citizenship or Place of Organization

North Carolina

Number of 5 Sole Voting Power   12,000,000
Shares
Beneficially 6 Shared Voting Power
Owned by
Each 7 Sole Dispositive Power   12,000,000
Reporting
Person With: 8 Shared Dispositive Power

9 Aggregate amount Beneficially Owned by Each Reporting Person:

12,000,000

10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):

11 Percent of Class Represented by Amount in Row (9)

40%

12 Type of Reporting Person (See Instructions):

Not Applicable.

CUSIP No. 92977V 20 6

Item 1(a). Name of Issuer:

Wachovia Preferred Funding Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

1620 East Roseville Parkway
Roseville, California 95661

Item 2(a). Name of Person Filing:

Wachovia Corporation

Item 2(b). Address of Principal Business Office or, if none, Residence:

One Wachovia Center
Charlotte, North Carolina 28288

Item 2(c). Citizenship:

North Carolina

Item 2(d). Title of Class of Securities:

7.25% Non-cumulative Exchangeable Perpetual Series A Preferred Securities (the "Securities")

Item 2(e). CUSIP Number:

92977V 20 6

Item 3. If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned:   12,000,000

(b) Percent of class:    40%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   12,000,000

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:   12,000,000

(iv) Shared power to dispose or to direct the disposition of:

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The Securities are held by Wachovia Preferred Funding Holding Corp. The shares of common stock of Wachovia Preferred Funding Holding Corp. are held by Wachovia Bank, National Association (99.95%) and Wachovia Corporation (0.05%). All of the issued and outstanding shares of common stock of Wachovia Bank, National Association are held by Wachovia Corporation.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:
Name: Karen F Knudtsen
Title: Vice President and Trust Officer

Date: February 12, 2003